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     ACQUISITION OF WALL DATA KEY COMPONENT OF NETMANAGE EBUSINESS STRATEGY

Purchase Opens New Opportunities in the eBusiness Segment. Furthers Consolidation of PC-to-Host Connectivity Market and Grows NetManage User Base. Adds Product Strength to eN2000 Enterprise Connectivity Strategy.

CUPERTINO, Calif., Oct. 21/PRNewswire/ - NetManage, Inc. (Nasdaq: NETM), a leader in complete PC Connectivity solutions, has announced that it has entered into a definitive agreement to acquire all outstanding shares of Wall Data, Incorporated (Nasdaq: WALL), a leader in PC-to-Host communications software. This is the next step in NetManage's strategy of providing a portfolio of products that allow customers to evolve and migrate to eBusiness and eCommerce solutions. It is also the next step in consolidating the PC-to-Host connectivity market and acquiring technology that will allow the company to offer a full spectrum of host connectivity solutions to a larger customer base.

Wall Data is known for its market leading RUMBA brand PC-to-Host connectivity solutions primarily for the IBM marketplace. RUMBA complements NetManage's new ViewNow host connectivity product line, and the acquisition strengthens the company's ability to offer a full range of desktop solutions to the combined customer base. With over 10,000 users of RUMBA technology, Wall Data brings a worldwide portfolio of customers consisting of household names and the world's major corporations. The product lines and technology of both companies are very synergistic so customers can have the assurance that the value of current and future purchases from either company will be preserved.

The NetManage eN2000 strategy, announced in April 1999, moved the company towards server-based connectivity, web-to-host solutions and application integration servers. The recent announcement of the acquisition of Simware moves NetManage into the integration server-based eCommerce and eBusiness markets. Simware's powerful and proven product line, under the Salvo brand name, allows customers to build new applications for internet and extranet-based users utilizing existing host systems and legacy application platforms unchanged. The Wall Data acquisition contributes product and technology to the server-based and web-to-host markets, as well as the desktop market, and thus helps to further the NetManage strategy.

With recently announced products in the web access market based on Java and ActiveX technology, Wall Data is addressing customers' needs to migrate existing desktops to server and web-based solutions. NetManage, through existing products and its eN2000 strategy, is already addressing these needs and thus the combined company will have a greater presence and strength in the market.

"Acquiring Wall Data gives NetManage the double benefit of an increased user base in a consolidating market and a set of products and technologies that are directly on NetManage's strategic roadmap towards eCommerce and eBusiness solutions," said Peter Havart-Simkin, senior vice president of strategic development and new businesses at NetManage. "We expect to be able to capitalize on the combined user base and the resulting combined server, web-to-host and




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communications management products to position ourselves very well in these growing market segments. The combination of Wall Data and Simware will give us an immediate and very strong presence in the eBusiness market."

In addition to the above, the acquisition of Wall Data accelerates every component of NetManage's core strategy. This includes increased market share with the opportunity to cross-sell additional products, continuation of the plan to build the strongest single-source for PC-to-Host, Web-to-Host and Web Integration solutions, continued expansion of the core product line in the UNIX, IBM Midrange and IBM Mainframe connectivity spaces, expansion of the worldwide distribution network and an increase in the opportunities for further partnerships and alliances.

     About NetManage

NetManage, Inc., founded in 1990, is the leading single source for web-to-host connections via Java or ActiveX, and for server-based thin-client and thick-client software, connecting desktop PCs to UNIX, IBM AS/400 and mainframe computers. The company's emerging product line includes a new standard in application sharing and remote access over the Internet as well as a real-time, Internet-based customer support tool that dramatically reduces the time required to solve problems. NetManage sells and services products worldwide through its direct sales force, international subsidiaries and authorized channel partners. For more information, connect to www.netmanage.com, send e-mail to pr@netmanage.com, or call 978-946-5000 (Eastern Time) or 408-973-7171 (Pacific Time).

This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the completion of the acquisition by NetManage, Inc. Completion of the acquisition is subject to shareholder acceptance. Actual results concerning the performance of the combined companies following a merger and market acceptance of the products of the combined companies may differ materially from those projected in the forward-looking statements.

NOTE: NetManage, ViewNow, eN2000, the NetManage logo and the lizard-in-the-box logo are either trademarks or registered trademarks of NetManage, Inc. and/or its subsidiaries in the United States and other countries. All other trademarks are the property of their respective owners.

SOURCE NetManage, Inc.

CONTACT: media, Holly Hagerman of Connect Public Relations, 415-222-9691, or hollyh@connectpr.com, for NetManage, Inc.; or investors, Gary Anderson, Chief Financial Officer of NetManage, Inc., invest.rel@netmanage.com

Quote for referenced ticker symbols: WALL, NETM

(c) 1999, PR Newswire